

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Kevin Barnes
VP of Finance & Administration
POET Technologies Inc.
120 Eglinton Avenue East, Ste. 1107
Toronto, Ontario
M4P 1E2, Canada

> **Re: POET Technologies Inc.**
> **Registration Statement on Form F-3**
> **Filed August 9, 2023**
> **File No. 333-273853**

Dear Kevin Barnes:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alex King at 202-551-8631 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Mark Wood